                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                            WASHINGTON HOMES, INC.
                            ----------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                  938864 10 5
                                  -----------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 938864 10 5                   13G               Page 2 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Investment Corporation  36-2727230
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                714,980 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 714,980 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            714,980 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11 9.27%; however, as described herein, the Non-voting Common Stock held by First Chicago Investment Corporation is only convertible into Voting Common Stock under certain limited circumstances.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

------------------------------------------------------------------------------

  CUSIP No. 938864 10 5                13G                Page 3 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Financial Corporation  36-2793711
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through a wholly-owned subsidiary as described herein. See Item 4.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

------------------------------------------------------------------------------

  CUSIP No. 938864 10 5                   13G               Page 4 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago NBD Corporation  38-1984850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as described herein. See Item 4 hereof.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            HC CO

------------------------------------------------------------------------------

Item 1(a). Name of Issuer:
           --------------

           Washington Homes, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           1802 Brightseat Road
           Landover, Maryland 20785-4235

Item 2(a). Name of Person Filing:
           ---------------------

           First Chicago NBD Corporation ("FCN") is filing this statement on behalf of itself and First Chicago Investment Corporation ("FCIC") and First Chicago Financial Corporation ("FCFC"), subsidiaries of FCN. The agreement of FCN, FCIC and FCFC to file joint disclosure statements on Schedule 13G was filed previously.

Item 2(b). Address of Principal Business Office:
           ------------------------------------

           For FCN, FCIC and FCFC:
           One First National Plaza
           Chicago, Illinois 60670

Item 2(c). Citizenship:
           -----------

           FCN, FCIC and FCFC are corporations organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Common Stock (the "Common Stock")

Item 2(e). CUSIP Number
           ------------

           938864 10 5

Item 3.    Type of Person Filing:
           ---------------------

           Not applicable.

Item 4.    Ownership:
           ---------

           (a)-(b) FCIC owns 714,980 shares of the Company's Non-voting Common Stock (the "Non-voting Common"). The Common Stock and Non-voting Common Stock are equal in all respects except that the Common Stock has voting rights and the Non-voting Common Stock does not. The Non-voting Common Stock is convertible into Common Stock at the option of the holder thereof on a share-for-share basis in connection with the occurrence of certain events including: (i) a public offering or public sale of the Company's securities; (ii) a sale of the Company's securities to any person or group of persons if, after such sale, such person or group of persons in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the Company's directors; (iii) a sale of securities of the Company to a person or group of persons if, after such sale, such person or group of persons would not, in the aggregate, own, control, or have the right to acquire more than two percent of the outstanding securities of any class of voting securities of the Company; or (iv) a merger, consolidation, or similar transactions involving the Company if, after such transaction, the person or group of persons in the aggregate would own or control securities which possess the aggregate of the ordinary voting power to elect the majority of the surviving corporation's directors. FCIC is prohibited by law from owning more than 5% of the Common Stock of the Company. FCN may be deemed to own shares of Common Stock through its direct ownership of FCFC and its indirect ownership of FCIC. FCFC may be deemed to own shares of Common Stock solely through its direct ownership of FCIC.

         FCN may also be deemed to beneficially own 2,000 shares of Common held by one or more banking subsidiaries of FCN (the "Banks"). Each of the Banks is a "Bank" as defined in Section 3(a)(6) of the Act. The Banks hold such shares solely in a fiduciary capacity.

         (c) The Banks have sole voting power over the 2000 shares. See also items 5 and 9 and item 11 on pages two, three and four hereof.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
         ----------------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.

Item 10. Certification:
         -------------

         Not applicable.

Signature:
---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1997


                                       FIRST CHICAGO NBD CORPORATION


                                       By:  /s/ M. Eileen Kennedy
                                            -----------------------
                                            M. Eileen Kennedy
                                            Senior Vice President and
                                            Treasurer